TELMEX ANNOUNCES THE CONCLUSION OF THE TENDER OFFER FOR EMBRATEL PARTICIPACOES S.A. COMMON SHARES

Mexico City, December 13, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that it concluded the tender offer for Embratel Participacoes S.A. common shares (ON's) by acquiring 47.8 billion common shares at a price of 15.59 reais per 1,000 shares. This is equivalent to 38% of total common shares outstanding for the amount of 746 million reais (approximately 270 million dollars).

With this transaction, TELMEX's stake in Embratel Participacoes, S.A. increased to 90.25% of common shares outstanding and represents 33.6% of total shares.

TELMEX is the leading telecommunications company in Mexico with 16.8 million telephone lines in service, 3.0 million line equivalents for data transmission and 1.6 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com